UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

Wrong form type


Reference # for erroneous filing:

Accession # 0001226355-19-000004
Submission type: SC 13D/A
Date of submission: February 14, 2019

THE REFERENCED FILING WAS SUBMITTED IN ERROR AND SHOULD BE DISREGARDED


Regarding submission accession number: 0001226355-19-000004, the wrong form type SC 13D/A was used for filing on 2/14/2019.
A corrected filing was immediately submitted using the correct form type SC 13G/A on 2/14/2019 (accession number 0001226355-19-000005).